Filed by Finisar Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No. 000-27999

Additional Information and Where to Find It

In connection with the proposed acquisition of Finisar Corporation (the “Company”) by II-VI Incorporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Parent and Mutation Merger Sub Inc. (“Merger Subsidiary”), Parent will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of the Company and a proxy statement and prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) because they will contain important information.  Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and Parent, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.finisar.com and www.ii-vi.com.

Participants in Solicitation

The Company, Parent and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction.  Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on June 15, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of Parent, the Company and their respective executive officers and directors in the acquisition by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the Company may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  In addition, please refer to the documents that the Company files with the SEC on Forms 10-K, 10-Q and 8-K. The filings by the Company identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. The Company is under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.

November 12, 2018 II-VI and Finisar – The Power to Transform Dr. Chuck Mattera President and CEO of II-VI II-VI Incorporated - Export Control Classification EAR99

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that may cause such a difference include: (i) the ability of II-VI Incorporated (“II-VI”) and Finisar Corporation (“Finisar”) to complete the proposed transaction on the anticipated terms and timing or at all, (ii) potential litigation relating to the proposed transaction, (iii) inherent risks and costs associated with the integration of the businesses and achievement of the anticipated synergies, (iv) potential disruptions from the proposed transaction that may harm the parties’ respective businesses, (v) the ability of the parties to retain and hire key personnel, (vi) adverse legal and regulatory developments or determinations that could delay or prevent completion of the proposed transaction, and (vii) the ability of II-VI to consummate financing related to the transaction. Additional risks are described under the heading “Risk Factors” in II-VI’s Annual Report on Form 10-K for the year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018, and in Finisar’s Annual Report on Form 10-K for the year ended April 29, 2018, filed with the SEC on June 15, 2018. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in a joint proxy statement/prospectus that will be included in a registration statement on Form S-4 to be filed by II-VI with the SEC in connection with the proposed transaction. Neither II-VI nor Finisar assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Safe Harbor Statement

Who is II-VI? 10,000%+ Stock Performance Since IPO Diversified customer base Source: Company filings and FactSet. Market data as of July 12, 2018. NASDAQ S&P 500 II-VI Laser Photonics Performance Products Materials Processing Communications Semiconductor Cap Equipment, Consumer, Life Sciences & Other A company with a history of tremendous success 1987 1991 1995 1999 2003 2007 2010 2014 2018

Vertically Integrated Manufacturing Platforms Industrial Materials Processing Optical & Wireless Communications Advanced Materials & Military 3D Sensing & IoT Emerging Technologies

Our Company Structure Laser Solutions Photonics Performance Products

II-VI's Business Segments

II-VI

Laser Solutions Segment

- Infrared
- **Optoelectronics Group**
  - Optoelectronic Devices
  - Compound Semiconductors
  - Epiworks
- Laser Enterprise
- Highyag

Photonics Segment

- **Laser Systems Group**
  - Suwtech
  - Lasertech
  - Direct Photonics
- **Optical Communications Group**
  - Advanced Components
  - WSS (CoAdna)
  - Network Solutions
  - Pump Lasers
- **Photop Group**
  - Optics
  - PACC
  - OPDM
  - Integrated Photonics

Performance Products Segment

- Optical System
- M Cubed
- Advanced Materials
- Performance Metals
- Marlow

II-VI
II-VI Incorporated - Export Control Classification EAR99
Page 6

Laser Solutions Segment Financial Overview Note: Public company filings and company management. Dollars in Millions. FYE June 30. (1) End market segments as of June 2018. Select Products End Markets(1) Experts in development of new materials for diodes and optics for lower cost of ownership Recent Acquisitions: FY 2014: Oclaro GaAs Laser business, FY 2014: Oclaro Fiber Amplifier business, FY 2016: EpiWorks, FY 2016: Anadigics, FY 2017: Direct Photonics, FY 2018: Kaiam Laser Limited’s 6” wafer fab Locations: U.S., Singapore, China, Germany, Switzerland, Japan, Belgium, U.K., Italy, South Korea, Philippines, and Taiwan Green Laser Diode Modulators and Diamond Windows for EUV Lithography 3D Sensing / VCSEL Arrays Select Customers Industrial (auto) Fiber Optic/Wireless Military Semi Cap Life Science, Consumer, Other $101 $122 $120 $109 $93 $110 $110 $115 Q1'18 Q2'18 Q3'18 Q4'18 Bookings Revenue 67% 11% 3% 7% 12%

Photonics Segment Financial Overview Note: Public company filings and company management. Dollars in Millions. FYE June 30. (1) End market segments as of June 2018. Select Products End Markets(1) Manufactures crystal materials, optics, thin film filters and optoelectronic modules for use in optical communication networks, fiber lasers, consumer products, instrumentation and life science applications Recent Acquisitions: FY 2010: Photop, FY 2012: Aegis Lightwave, FY 2013: Oclaro Thin Film Filter business, FY 2014: Oclaro Fiber Amp. and Micro-Optics, FY 2017: Integrated Photonics, FY 2018: CoAdna Locations: U.S., Belgium, China, Vietnam, Germany, Japan, UK, Italy and Hong Kong Select Customers Subsystem / Linecards Single/Dual Chip Pumps Industrial (auto) Fiber Optic/Wireless Semi Cap Life Science, Consumer, Other $86 $106 $126 $149 $111 $111 $117 $127 Q1'18 Q2'18 Q3'18 Q4'18 Bookings Revenue 11% 81% 4% 4%

Photonics Fiber Optics and Wireless Communications: We Are Enabling Growing Demand for Intelligent Networks and the Cloud Photonics: Optical Components for Communications Long Haul & Ultra-Long Haul Submarine Link Hyper-scale Datacenters DCI DCI Metro Core Datacenter Interconnect Optical Switching Optical Amplification Optical Monitoring ROADM Common Equipment: WSS, MCS Pump Lasers, Micro-optics OCM, OTDR Common Antenna TV (CATV) Fixed Broadband Access Metro Access Enterprise Access Cloud Services Social Networks High-Frequency Trading 400G 200G 100G High Bit Rate Pluggable Coherent Transceivers ROADM Metro Aggregation Wireless Base Stations And LTE We Are a Vertically Integrated Supplier of: Submarine Line Terminal Subsystems Components Materials

Vertically Integrated Products for ROADMs

- Small amplifiers for coherent transceivers via micro components
- Datacom increasing as a portion of communications sales, now ~20%
- Upcoming market drivers
  - 5G & CATV “fiber deep” rollouts



Laser Chip-on-Carrier Assembly
Thermoelectric Cooler
Optics
Optical Amplifier
Micro-optics
CoAdna
Wavelength Selective Switch(WSS)
OTDR
High Resolution Optical Channel Monitor

II-VI product content is 20-40% of II-VI ROADM Line Card BOM



TUNABLE OPTICAL FILTERS
EDFA
MICRO PUMP
CFP
CFP2
CFP4

Optical Communications Market
CAGR ('15-'21): +12%
Source: Ovum

II-VI
II-VI Incorporated - Export Control Classification EAR99
Page 10

Performance Products Segment Financial Overview Note: Public company filings and company management. Dollars in Millions. FYE June 30. (1) End market segments as of June 2018. Select Products End Markets(1) Designs, manufactures and markets optical components and high-precision infrared opto-mechanical assemblies for military, life science and commercial laser imaging applications Recent Acquisitions: FY 2013: M Cubed, FY 2013: LightWorks Optics Locations: U.S., China, Vietnam, Germany, Japan, and Philippines Select Customers Silicon Carbide Substrates Power Generators Thermo-electric Coolers Sapphire Windows Industrial (auto) Fiber Optic /Wireless Military Semi Cap Life Science, Consumer, Other $65 $67 $87 $72 $58 $61 $68 $80 Q1'18 Q2'18 Q3'18 Q4'18 Bookings Revenue 14% 13% 40% 19% 14%

Performance Products Performance Products technologies that enable and underpin today and tomorrow’s products Infrared Windows 200mm SiC Engineered Ceramic Materials for Semiconductor Capital Equipment TEC for DNA Sequencing 50 75 100 150 200mm 2005 2012 2015 SiC wafer size evolution

Over 4 decades of continuous growth Micro-optics Vergo Optics Micro-optics Lighting Optical ZnSe Growth Laser Power Corp Silicon Carbide Litton SIC Group UV Filters Laser Power Corp Thermo-electric Coolers Marlow Industries Selenium Refinery Pacific Rare Metals Laser Processing Heads Highyag Micro-optics Photop Technologies Conformal Patterning Max Levy Autograph Optical Channel Monitors Aegis Lightwave Metal Matrix Components M Cubed Technologies Military & Aerospace Optical Systems LightWorks Optics Advanced Coatings Oclaro Optical Coatings Optical Amplifiers Oclaro Optical Amplifier Semiconductor Lasers Oclaro Semiconductor Laser Epiwafer Foundry Epiworks GaAs Wafer Fab Anadigics Compound Semi. Wafer Fab Kaiam Laser Limited(U.K. Fab) Faraday Rotator Integrated Photonics Direct Diode High Power Lasers Direct Diode IIVI IPO 1987 Acquisition History Average Organic Revenue Growth over the last 10 years 7% FY1987-FY2017 Revenue PAT Cash Flow from Ops R&D Cap Ex $7.4B $0.8B $1.2B $0.4B $0.6B Cumulative $28 $38 $53 $61 $62 $74 $123 $114 $128 $143 $187 $224 $225 $316 $292 $333 $487 $516 $551 $683 $742 $827 $972 Over $1B* 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Returns to the Shareholders Accelerating Growth Military Compound Semiconductor 3D Sensing LiDAR EUV Lithography SiC Wireless Industrial Laser Datacom Optical Transport 9% 8% 16% 19% 20% 12% 25% 8% 15% EPS Growth 1.5-2.0X revenue growth rate including platform investments 18-25% 7-11% of Sales 10-15% of Sales of 31 Years Cum. Total FY2018 Run Rate 12% FY2016 FY2017 of 30 Years Cum. Total 20% Targeting Revenue Growth 2.5-4.0X GDP ROIC R&D CAP EX $316 $292 $333 $487 $516 $551 $683 $742 $827 $972 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Diversified Customer Base Across 7 End Markets Note: Sampling of representative customers based on approvals for public release. Life Science Military Automotive Communications Materials Processing Semiconductor Equipment Consumer Electronics Serving Over 1000 Customers

[LOGO]

Combination rationale Scaled Market Leadership: Largest engineered materials/photonics company in the world with $2.7bn+(1) in revenues and $500mm+(1) in EBITDA 1 Diversification: Combination of a large, scaled communications business and a diversified industrial laser and component maker, creating leadership across multiple end-markets including Datacom / Telecom, Lasers, 3D Sensing, Power Electronics and EUV Lithography 2 VCSEL Leader: Finisar and II-VI’s successful qualifications in complementary VCSEL applications (high-power and low-power VCSELs) with leading respective market shares creates a market leader to deliver needed capacity 3 Significant Benefits From Synergies: Significant benefits including joint innovation opportunities 9 Firepower: A platform with firepower for large-scale M&A / consolidation 6 7 Technology Portfolios: Unlock technology and IP of combined company to better serve existing customers and/or markets 5 Vertical Integration: Combination of two best-in-class vertically integrated, high-volume, high-yield manufacturing platforms to address key market opportunities Optimize Time to Market, Volume and Cost: Combined scale and expertise to enhance speed and certainty of success across mega trend market opportunities 4 8 Stronger Together in All Markets: Combination to enable and expand capabilities to address a growing and competitive market ____________________ (1) Represents June FYE 2019E Wall Street estimates. Pro forma June FYE 2019E EBITDA excludes any potential synergies.

Note: Dollars in millions. Lumentum pro forma for Oclaro. MKS pro forma for ESIO. Represents LTM Revenue. + This combination creates one of the largest Photonics & Compound Semiconductor companies1 $2,547 $2,504 $1,931 $1,902 $1,542 $1,491 $1,292 $1,212 $319 $308 $294 $183

Combined Global Footprint 14 Countries 45 Worldwide Locations 11,000+ Worldwide Employees II-VI Global Sales Offices II-VI Finisar 12,000+ Worldwide Employees North America Europe Finisar Headquarters Finisar Manufacturing and R&D Facilities 18 Worldwide Locations 8 Countries II-VI Headquarters II-VI Manufacturing and R&D Facilities

Diversified revenue and customer base Source: Company filings Revenue Diversification II-VI Finisar II-VI + Finisar Customer Diversification Combines a large, scaled communications business and a diversified industrial laser and component maker Communications Industrial Military Life Sciences Semi-Cap Consumer Automotive Other 38% 32% 11% 5% 8% 4% 1% 1% 70% 15% 5% 2% 4% 4% 0.4% 0.3% 96% 4%

High Growth and Massive Opportunities Optimize & Augment Resources Talent R&D Systems 5G IoT/Sensing Products Intra / Inter Data Center Next-Gen Automotive Time to Market Time to Volume Time to Cost Materials / Components Components / Subsystems II-VI Finisar Complementary Expertise Key combination opportunities and themes

Complementary expertise in Telecom and Datacom

- Industry leader in Datacom transceivers for Hyperscale datacenters
- Fixed & tunable transceivers for access & wireless optical infrastructure
- Next-generation coherent transmission & submarine amplification
- ROADM for optical transport: WSS, optical amplifiers, optical monitoring
- Highly vertically integrated from engineered materials to subsystems


II-VI
Pump Laser


II-VI
Amplifier


FINISAR
Transceiver


FINISAR
WSS

Product Portfolio Across Market Segments

Submarine Passives	Optical Amplifiers	High Port Count WSS	Coherent Transmission	Tunable Transceivers	Datacom Transceivers
Submarine Amplifiers	Optical Monitoring	Low Port Count WSS	Micro Pumps Micro Optics	Transceivers For Wireless	Client Transceivers

TELECOM DATACOM

SUBSEA | ROADMS | TRANSMISSION

LONG HAUL, METRO & DATACENTER INTERCONNECTS

II-VI FINISAR

II-VI
II-VI Incorporated - Export Control Classification EAR99
Page 22

____________________ (1) Strategy Analytics. (2) Publicly available data. (3) Wall Street research. Market estimates represent VR/AR hardware. (4) Lux research. Market estimates represent autonomous vehicle market opportunity. (5) Cisco VNI Mobile, 2017. (6) Markets and Markets 2018. Massive 5G opportunity is coming Connected / Autonomous Cars $40B by 2020(4) Exabytes / Month $bn CAGR 53% Global Mobile Data(5) Requiring faster network connections, making 5G a necessity Consumers’ increasing use of new technologies 5G Infrastructure Market(6) CAGR 51% Mobile Video $25B by 2021(1) Internet of Things $8.9T by 2020(2) Augmented / Virtual Reality $45B by 2025(3) 34 3 2020E 2026E 7 11 17 24 35 49 2016E 2017E 2018E 2019E 2020E 2021E

Positioned well for 5G growth opportunities

Backbone Network	Wireless Backhaul	Wireless Fronthaul	Wireless Antenna	Wireless Handsets
ROADM Line Cards, WSS, Amps, OCMs **InP** Coherent Transmission	**Wavelength Management**	**InP** Transceivers	**GaN/SiC** RF Electronics	**GaAs** RF Electronics




FINISAR
Wavelength Selective Switch


FINISAR
Coherent Transceiver


Interleaver


FINISAR
Transceiver


SiC Substrates


GaAs Epiwafers

- Backbone buildouts progressing globally now for anticipated 5G traffic
- 5G backhaul infrastructure deployments in Korea and Japan beginning now
- 2022 TAM: $800M
  CAGR: 34%
  Lightcounting
- Partnership with SEDI for GaN/SiC devices on 6 inch beginning mid-2020

II-VI II-VI Incorporated - Export Control Classification EAR99 Page 24

This is only the beginning a substantial 3D Sensing opportunity The iPhone Is just the tip of the iceberg for potential applications Tablets Security / Biometrics Auto LIDARs Auto Hand- Gesturing VR / AR Key Ingredients Required to Successfully Address the Opportunity Capacity R&D Capability Qualifications Capital / Investment eCommerce Video Game Consoles

Combined global Fab footprint Fremont, CA, USA 68,000 sq. ft. InP - 3 inch Zurich, Switzerland 117,000 sq. ft GaAs - 6 inch Warren, NJ, USA 159,000 sq. ft. GaAs, GaN - 6 inch Sherman, TX, USA 540,000 sq. ft. GaAs - 6 Inch Allen, TX, USA 160,000 sq. ft. GaAs - 4 Inch Champaign, IL, USA 69,000 sq. ft. Epiwafers GaAs, InP, GaN up to 6 inch Jarfalla, Sweden 26,000 sq. ft InP - 3 inch Newton Aycliffe, UK 319,000 sq. ft. GaAs - 6 inch A broad compound semiconductor technology platform encompassing GaAs, InP, SiC & GaN One of the world’s largest 6-inch vertically integrated epitaxial growth and device fabrication manufacturing platforms A global world-class team of experts and innovators in engineered materials, laser device design & fabrication infrastructure Combined, the companies will offer highly differentiated products & manufacturing scale to serve fast growing markets

Transaction Consideration Approximately $3.2 billion of total equity value: Finisar shareholders to own approximately 31% of the combined company Per Share Consideration $26.00 per share: $15.60 in cash and 0.2218 shares of II-VI common stock, valued at $10.40 per share based on the closing price of II-VI’s common stock of $46.88 on November 8, 2018 Sources of Financing $2.0 billion of new funded debt in the form of fully committed financing (in addition to unfunded revolver) $1.0 billion of combined balance sheet cash $1.4 billion of equity issued to Finisar shareholders Approval Process Approval by II-VI and Finisar shareholders Regulatory approvals Expected Timeline Middle of calendar year 2019, subject to customary closing conditions Financial Highlights $150mm of expected annual cost synergies realized within 36 months of close Expected to drive accretion in Non-GAAP earnings-per-share for the first full year post close of approximately 10% and more than double that thereafter Transaction overview

What are some of the Analysts saying?

II-VI and Finisar – A Merger of Equals

LightCounting explores II-VI's acquisition of Finisar in a new Research Note

It is not fun to be the second company in a crowded market; the urge to be first can be overwhelming. Finisar and II-VI found a solution by joining forces. II-VI Incorporated announced an agreement to acquire optical transceiver market leader Finisar on November 9, 2018, and LightCounting has published a Research Note exploring the ramifications of the deal for II-VI and the optical components industry. Our key findings:

- The acquisition of Finisar makes II-VI the top photonics player
- Finisar products and internal technology complement the II-VI portfolio
- The acquisition bolsters II-V's effort to crack the 3D sensing market
- II-VI's total addressable market expands by $7.7 billion
- It may take until mid-year 2019 or later for the deal to close
- More deals may come, given the high premiums paid for Oclaro and Finisar

The deal values Finisar shares at a 37% premium over the market close on November 8, and has a value of $3.2 billion. The acquisition will be financed by a combination of $1 billion in cash, $2.0 billion in new debt, and $1.4 billion in new stock, and is subject to a variety of regulatory and antitrust approvals. The combined company will have annual revenues of almost $2.5 billion, 24,000 employees, and 70 locations. II-VI posted GAAP net profit in the last four quarters, whereas Finisar did not. The Finisar acquisition is subject to regulatory approvals in the U.S., China, and possibly elsewhere, so the deal is unlikely to close before mid-year 2019.

II-VI acquired 15 companies over last 15 years, but Finisar is by far the largest.

II-VI

II-VI Incorporated - Export Control Classification EAR99

Page 28

What are some of the Analysts saying? II-VI + FNSR: AN OPTICAL POWERHOUSE Cowen Equity Research Note: Paul Silverstein, Fahad Najam, Elizabeth Pate Acquisition of FNSR appears well-conceived. FNSR should significantly enhance IIVI's market share in optics, oper model and overall value proposition. The deal is expected to be 10% accretive to IIVI's FY19 PF EPS and >20% accretive to FY20 PF EPS. Of course, execution—especially talent retention—will be key. We reiterate our Outperform rating and continue to see compelling risk-reward On 11/9/18 IIIV announced the acquisition of Finisar for $3.2B with FNSR shareholders owning 31% of the combined company. We see this deal a significantly transformative not just for IIVI and FNSR but for the entire optical component and module industry. The combined company will be the number one share leader in ROADMs/WSS, optical modules for data center and telecom connectivity and optical components. Moreover, the combined company will become a significant supplier in the emerging 3-D sensing market opportunity. IIVI has an impressive track record regarding strategic acquisitions that we expect will continue to serve IIVI and its shareholders well in the future as measured by profitable growth and cash flow generation. Offering support for our view, IIVI has delivered an average 23% ROIC over the past ten years against its strict 20% return on invested capital requirement. This track record encompasses both the strategy itself and its execution. More specifically, IIVI has proven adept in identifying, securing, integrating and improving assets that provide entrée into market opportunities or that enhance or extend the breadth and/or depth, or lower the cost, of IIVI’s solutions. IIVI has proven particularly adept at identifying, securing and enhancing distressed assets and successfully integrating these assets into IIVI’s business units

II-VI and Finisar share many cultural values Long history (30+ years) of innovation with history of successfully commercializing complex technologies Focus on sustained and growing market leadership in optical communications Commitment to address customer needs from a broad product portfolio Successful differentiation through vertical integration Focus on China growth strategy History of growth via selective and strategic acquisitions We believe that the people, history, culture, technology, and assets of Finisar are a great match for II-VI

Next Steps (what now?) Listen, learn, communicate Plan the integration Establish the joint team Establish priorities Align the resources People from both companies will travel to other sites The II-VI Chairman and I will attend the Nov 29 FNSR Board Meeting Customer, supplier, and employee engagement

Questions?